UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark one):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
COMMISSION FILE NUMBER 1-8606

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
VERIZON SAVINGS AND SECURITY PLAN
FOR MID-ATLANTIC ASSOCIATES
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VERIZON COMMUNICATIONS INC.
1095 Avenue of the Americas
New York, New York 10036

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee and plan participants
Verizon Savings and Security Plan for Mid-Atlantic Associates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for Mid- Atlantic Associates (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1998.

/s/ Mitchell & Titus, LLP

New York, New York

June 26, 2019

One Battery Park Plaza New York, NY 10004 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017
(in thousands of dollars)

	2018	2017
Assets
Investments at fair value	$2,652,371	$2,688,882
Investments at contract value	238,593	241,459
Notes receivable from participants	128,486	129,573
Employer contribution receivable	4,353	1,694
Net assets available for benefits	$3,023,803	$3,061,608

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018
(in thousands of dollars)

Additions:
Participant contributions	$103,899
Employer contributions	56,677
Total contributions	160,576

Net investment gain from investments in Master Trusts	46,143
Interest income on notes receivables from participants	4,760
Total additions	211,479

Deductions:
Benefits paid to participants	245,631
Administrative expenses	3,653
Total deductions	249,284

Net decrease	(37,805)

Net assets available for benefits
Beginning of year	3,061,608
End of year	$3,023,803

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
The following description of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a complete description of the Plan’s provisions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both short-term and long-term needs.
Covered employees are eligible to make before-tax, Roth and/or after-tax contributions to the Plan and to receive matching employer contributions upon completion of enrollment in the Plan as soon as practicable following the date of hire. Beginning October 28, 2012, covered employees in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement, may receive employer annual discretionary awards (“profit sharing contributions”) under the Plan.
An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.
Investment Options
Participants direct their contributions to be invested in any of the current investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollovers, employer-matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan ("ESOP") and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, permanent layoff, temporary layoff that continues for twelve months, or involuntary separation that qualifies for benefits under a separation incentive program. Vesting shall also occur if a participant is hired by an entity subject to the Mandatory Portability Agreement (as defined in the Plan Document) within thirty days after terminating from Verizon.

Forfeitures
A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions for the year ended December 31, 2018 were $0.4 million. Outstanding forfeitures not yet applied against employer-matching contributions were $1.6 million and $1.1 million at December 31, 2018 and 2017, respectively.

Contributions

The Plan is funded by employee contributions up to a maximum of 25% of compensation, by profit sharing contributions, and by employer-matching contributions in shares of Verizon common stock equal to a percentage of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. The matching contribution percentage is specified by the Plan or the participant’s collective bargaining agreement, as applicable, and different percentages may apply to participants in certain bargaining groups who are not eligible to earn pension benefits. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan. Effective as of October 28, 2012, Verizon and its Participating Affiliates may make a discretionary, performance-based annual discretionary award to the Plan in an amount up to 3% of each eligible participant’s eligible compensation for the Plan year. Eligible participants are those in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. These participants have their employee contributions set at 6% of eligible compensation and their contributions invested in the Long-Term Growth Strategy Portfolio, until changed by the participant.

Participant contributions may be made on a before-tax or Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2018 Plan year were limited to $18,500. For 2018, the total amount of elective contributions, after-tax contributions, employer-matching contributions, profit sharing contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $55,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $275,000. The catch-up contribution limit is $6,000 for eligible participants.
Employer-matching contributions are made in Verizon common stock. Employer profit sharing contributions may be made in cash or in Verizon common stock as determined by Verizon. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2018, total employer-matching and profit sharing contributions of 1.1 million shares of Verizon common stock were made with a fair value at the date of contribution of $56.7 million, of which $4.4 million represents the 2018 discretionary profit sharing contribution.

Employer contributions (and earnings thereon) invested in the Verizon Company Stock Fund are immediately eligible for diversification into other investment options in the Plan, regardless of an employee's age or years of service.

Notes Receivable from Participants
The Plan includes a loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (1) $50,000 or (2) 50% of their vested account balances in the Plan, subject to certain limitations. Loans are generally repaid by payroll deductions. The general term of repayment for loans is a minimum of six months and a maximum of five years (fifteen years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as of the last business day of the calendar month immediately preceding the date the loan is made. Loans for a period of longer than five years shall bear interest at prime rate plus one percentage point. Participant loans have been classified as “Notes receivable from participants” in the Statements of Net Assets Available for Benefits. Interest rates range from 3.25% to 10.50% for the year ended December 31, 2018.
Payment of Benefits
Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the following four optional forms of benefit payment: (1) payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance in cash; (2) annual installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; (3) in monthly or annual installments over a period equal to the life expectancy of the participant; or (4) for those participants eligible to receive their distribution in installments as described in (2) and (3) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance of each installment in cash.

Administrative Expenses
Plan administrative fees may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. Verizon pays for some of the Plan administrative fees, but those fees are reduced by credits provided by the Plan trustee/record keeper with respect to amounts invested in certain Plan investment options. Other Plan administrative fees (including loan processing fees) are charged to and reflected in the expense ratios of most of the Plan investment options. Participants are provided with a detailed schedule of fees in the annual disclosure notice.
Master Trusts and Trustees
The Plan holds interests in the net assets of the Verizon Master Savings Trust (the “Master Trust”) and the net assets of the defined contribution account in the Bell Atlantic Master Trust (referred to collectively as the “Master Trusts”).
Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee and record keeper of the Verizon Master Savings Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO.
The Bell Atlantic Master Trust holds both defined benefit and defined contribution assets, which are either pooled between defined benefit plans and defined contribution plans, or specific defined benefit plans, or specific defined contribution plans. The Bank of New York Mellon (“BNY Mellon”) is the trustee of the Bell Atlantic Master Trust.

Plan Modification and Plan Termination
The Board of Directors of Verizon may terminate or partially terminate the Plan at any time. By action of its Board of Directors, Verizon also has the right to modify, alter or amend the Plan at any time, subject to collective bargaining requirements. The Verizon Employee Benefits Committee (or the Chairperson thereof) may also make amendments to the Plan that do not materially increase or decrease benefits under the Plan or materially alter the structure of the Plan. The Plan will be amended automatically to incorporate any amendments that result from an agreement between Verizon and a collective bargaining agent representing eligible employees or that are required by the Internal Revenue Service (“IRS”) as a condition to issuance of a favorable determination letter for the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates
U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. A participant loan is in default if loan repayments are delinquent beyond the end of the Plan’s grace period. Defaulted loans are treated as an offset distribution or deemed distribution for tax purposes and become taxable income to the participant in the year in which the default occurs. In the case of an offset distribution, the participant loan balance is reduced and a distribution is recorded on the participant’s account.
Recently Issued Accounting Standards
In August 2018, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) No. 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU removes the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of level transfers, and the valuation processes for Level 3 fair value measurements. This ASU requires entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when redemption restrictions might lapse, only if the timing was communicated to the entity or publicly announced, and disclose information on measurement uncertainty as of the reporting date. In addition, this ASU will require entities to present the changes in unrealized gains and losses for recurring Level 3 fair value measurements, as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, based on materiality. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. All amendments, with the exception of the disclosures on changes in unrealized gains and losses, Level 3 unobservable inputs and measurement uncertainty information, will be applied retrospectively. Early adoption is permitted. The Plan Sponsor is currently evaluating the impact that this ASU will have on the presentation of the Plan’s fair value measurement disclosures.

In February 2017, the Financial Accounting Standards Board issued the ASU No. 2017-06, “Employee Benefit Plan Master Trust Reporting.” This ASU requires an employee benefit plan to disclose the plan’s percentage interest in a master trust and a list of the investments held by the master trust, presented by general type, within the plan’s financial statements. This ASU also removes the requirement to disclose the plan’s overall percentage interest in a master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each general type of investment. In addition, the ASU requires the disclosure of the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and will be applied retrospectively. Early adoption is permitted. The Plan sponsor is currently evaluating the impact that this ASU will have on the presentation of the financial statements and disclosures.
Investment Valuation and Income Recognition

The Plan’s interests in the Master Trusts are stated at fair value (except for Fully Benefit-Responsive Investment Contracts (“FBRICs”) which are reported at contract value). The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain (loss) from the Plan’s interests in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation/ (depreciation) in fair value, or contract value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Net appreciation/(depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – Unobservable pricing inputs in the market for assets and liabilities
Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

3. Investments in Master Trusts
The Plan’s interests in the net assets of the Master Trusts at December 31, 2018 and 2017 were approximately 9.1% in both years. This percentage is based on a pro rata share of the assets in the Master Trusts, which may include receivables and payables from unsettled trades and accrued income and expenses.
The defined contribution net investments in the Bell Atlantic Master Trust are held in a unitized commingled account measured at net asset value (“NAV”) per share, as a practical expedient. The net investments are reflected as a component of “Investments measured at NAV” presented in the table below. The net investments were valued at $153.9 million and $162.8 million at December 31, 2018 and 2017, respectively, of which the Plan held an interest of approximately 1.7% and 1.2%, respectively.
The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trusts those transactions that can be specifically identified as related to the plan, such as contributions, benefit payments, and plan-specific expenses. The income and expenses resulting from the collective investments of the Master Trusts’ assets are allocated in proportion to the fair value of the assets assigned to such plan.
On a monthly basis, investments, investment income and expenses are allocated to the Plans in accordance with their proportionate interest in the Master Trusts. Investment fees are charged against the earnings of the funds and portfolios.
The Plan’s interest in the fair value of the investments in the Master Trusts and the related investment gains (losses) are reported in “Investments at fair value” and “Net investment gain (loss) from investments in Master Trusts” in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.
The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.
Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions, upon disposition of foreign currency denominated investments, arise as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.
The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

Valuation of Investments
Cash and cash equivalents include short-term investment funds (less than 90 days to maturity), primarily in diversified portfolios of investment grade money market instruments, and are valued using quoted market prices or other valuation methods. The carrying value of cash equivalents approximates fair value due to the short-term nature of these investments.
Investments in securities traded on national and foreign securities exchanges are valued by the custodian at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Government obligations, corporate bonds, international bonds and asset-backed securities are valued using matrix prices with input from independent third-party valuation sources. Over-the-counter securities are valued at the bid and ask prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.
Commingled funds not traded on national exchanges are valued by the custodian or fund administrator at their NAV. Commingled funds held by third-party custodians appointed by the fund managers provide the fund managers with a NAV. The fund managers have the responsibility for providing this information to the custodian of the respective plan. Hedge fund investments include those investments seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge funds are valued by the custodian at NAV based on statements received from the investment manager. These funds are valued in accordance with the terms of their corresponding offering or private placement memoranda. Commingled funds and hedge funds for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a component of the total investments in the Master Trusts.

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2018 (in thousands):

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$126	$62,597	$—	$62,723
Verizon common stock	6,925,317	—	—	6,925,317
Mutual funds
U.S. fixed income	709,767	—	—	709,767
U.S. equity	351,752	—	—	351,752
U.S. small cap	411,423	—	—	411,423
International equity	271,957	—	—	271,957
Global fixed income	321,077	—	—	321,077
Equity
International equity	2,855,795	2,855	—	2,858,650
U.S. equity	6,267,110	1,556	—	6,268,666
Fixed income
U.S. bonds	16,537	1,292,984	7,735	1,317,256
U.S. treasuries and agencies	1,385,231	566,008	—	1,951,239
Asset-backed securities	—	134,864	—	134,864
International bonds	—	454,139	1,521	455,660
Convertible securities	—	23,810	—	23,810
Total investments in the fair value hierarchy	19,516,092	2,538,813	9,256	22,064,161
Investments measured at NAV				9,628,804
Total investments	$19,516,092	$2,538,813	$9,256	$31,692,965
The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2018 (in thousands):

	Fair Value January 1, 2018	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain/(Loss)	Change in Unrealized Loss	Fair Value December 31, 2018
Fixed income
U.S. bonds	$2,034	$—	$—	$6,890	$(825)	$—	$(364)	$7,735
International bonds	190	—	—	1,433	(6)	—	(96)	1,521
Total investments	$2,224	$—	$—	$8,323	$(831)	$—	$(460)	$9,256

The following table sets forth by level, within the fair value hierarchy, the Master Trusts’ net investments by investment type measured at fair value as of December 31, 2017 (in thousands):

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$482	$84,877	$—	$85,359
Verizon common stock	6,817,351	—	—	6,817,351
Mutual funds
U.S. fixed income	561,301	—	—	561,301
U.S. equity	496,695	—	—	496,695
U.S. small cap	450,061	—	—	450,061
International equity	386,719	—	—	386,719
Global fixed income	294,706	—	—	294,706
Equity
International equity	2,935,454	2,057	—	2,937,511
U.S. equity	6,992,015	1,537	—	6,993,552
Fixed income
U.S. bonds	14,336	1,028,012	2,034	1,044,382
U.S. treasuries and agencies	1,231,304	357,181	—	1,588,485
Asset-backed securities	—	130,241	—	130,241
International bonds	5,943	497,327	190	503,460
Convertible securities	—	22,578	—	22,578
Total investments in the fair value hierarchy	20,186,367	2,123,810	2,224	22,312,401
Investments measured at NAV				9,689,269
Total investments	$20,186,367	$2,123,810	$2,224	$32,001,670
The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2017 (in thousands):

	Fair Value January 1, 2017	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain/(Loss)	Change in Unrealized Loss	Fair Value December 31, 2017
Fixed income
U.S. bonds	$978	$—	$—	$2,536	$(1,315)	$(151)	$(14)	$2,034
International bonds	270	—	—	—	(270)	194	(4)	190
Total investments	$1,248	$—	$—	$2,536	$(1,585)	$43	$(18)	$2,224
Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period.
The total net depreciation of $1.4 billion for the year ended December 31, 2018 includes gains and losses on investments bought and sold, as well as held during the year, for all the Master Trusts’ investments. Interest and dividends, along with the net appreciation/(depreciation) in fair value or contract value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trusts was $768.9 million for the year ended December 31, 2018.

The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2018 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$5,662,570	N/A	Daily	Daily
International equity securities	1,125,987	N/A	Daily	Daily
U.S. fixed income securities	622,446	N/A	Daily	Daily
Cash equivalents	1,517,609	N/A	Daily	Daily
Real estate	643,578	N/A	Daily	Daily
Commodities	56,614
Total	$9,628,804

The following table summarizes redemption restrictions for investments of the Master Trusts for which fair value is estimated using NAV per share as of December 31, 2017 (in thousands):

Asset Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice
Commingled funds:
U.S. equity securities	$5,977,658	N/A	Daily	Daily
International equity securities	1,300,740	N/A	Daily	Daily
U.S. fixed income securities	558,058	N/A	Daily	Daily
Hedge fund	22,040	N/A	Monthly	30 Days
Cash equivalents	1,186,304	N/A	Daily	Daily
Real estate	585,809	N/A	Daily	Daily
Commodities	58,660
Total	$9,689,269

For a portion of the real estate fund, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be prorated among the contract-holders eligible for redemption.
Fully Benefit-Responsive Investment Contracts
The Plan holds a portfolio of synthetic investment contracts that meet the criteria of a FBRIC. The underlying investments of the FBRICs are included in the Master Trust’s assets at contract value, which as reported by the insurance companies and banks, was approximately $688.8 million and $697.8 million at December 31, 2018 and 2017, respectively.
The Plan’s share of the total contract value of the FBRICs was approximately $238.6 million and $241.5 million at December 31, 2018 and 2017, respectively, which is reflected in the Statements of Net Assets Available for Benefits. The contract value is the relevant measurement of the FBRICs because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. The wrap contracts are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. As of December 31, 2018 and 2017, Standard & Poor’s (“S&P”) rated the issuers of these contracts and the contracts underlying the securities from AA- to A+ .
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Code; (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events may include the following: (1) an uncured violation of the Plan’s investment guidelines; (2) a breach of material obligation under the contract; (3) a material misrepresentation; and (4) a material amendment to the agreements without the consent of the issuer.

4. Derivatives
In the normal course of operations, the Master Trusts’ assets may include derivative financial instruments. Derivatives are synthetic instruments used to get various market exposures with limited margin requirements and therefore with leverage risk involved. The intent is to use derivative financial instruments to gain market exposure or as economic hedges to manage various risks associated with the Master Trusts’ investment assets or to express investment managers’ views of future market movements efficiently. At December 31, 2018 and 2017, the Master Trusts utilized futures, swaps, options, and foreign currency forward contracts to manage risks such as price risk and foreign currency exchange rate risk. At December 31, 2018 and 2017, the fair value of the derivative instruments, and the related gains/losses for the year ended December 31, 2018, were not significant.

5. Related-Party Transactions
VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and, therefore, qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by BNY Mellon, as trustee, and Fidelity, as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 30, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trusts are exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.
U.S. GAAP requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

7. Risks and Uncertainties
The Plan provides investment options for participants who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.

8. Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31, 2018 and 2017 (in thousands):

	2018	2017
Net assets available for benefits per the financial statements	$3,023,803	$3,061,608
Adjustment for deemed distributions with no post-default payments	(2,391)	(2,178)
Net assets available for benefits per Form 5500	$3,021,412	$3,059,430
The following table reconciles the Net change per the Statement of Changes in Net Assets Available for Benefits to Net income and Transfers of assets per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2018 (in thousands):

2018
Net change per the financial statements	$(37,805)
Adjustment for deemed distributions with no post-default payments	(213)
Net income per Form 5500	$(38,018)

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
EIN: 23-2259884 Plan # 004
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2018
(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0 - 15 years maturity at 3.25% - 10.50%	$128,486
* Party-in-interest
Cost information is not required because investments are participant-directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)
Date:     June 26, 2019

Exhibit Index
23.1    Consent of Independent Registered Public Accounting Firm